SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes ☐                                No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
- Press Release dated April 6, 2005;
- Press Release dated April 9, 2005;
- Press Release dated April 12, 2005.

Press Release

ENEL: THE BOARD EXAMINED THE PROPOSALS FOR THE ACQUISITION OF WIND

Rome, April 6, 2005 – The Board of Directors of Enel, under the chairmanship of Piero Gnudi, met today to examine the offers to buy Wind presented by two groups led by Blackstone Fund and Weather Fund respectively.

The Board assessed both proposals on a comparative basis and checked if they were binding offers. The Board instructed its advisers (Chiomenti and Morgan Stanley) to carry out further evaluations and analysis in preparation for the next Board meeting.

Press Release

Rome, April 9, 2005 – The Board of Directors of Enel met today in Milan under the chairmanship of Piero Gnudi and examined the latest binding offers presented by Blackstone and Weather Investments. Both offers were related to the acquisition of a controlling stake in Wind. The Board also heard the opinion of the legal and financial advisors.

The Board gave mandate to the Chief Executive Officer to carry on contacts with Weather Investments in order to better define some elements related to the offer before starting any negotiations on an exclusive basis.

Press Release

THE ENEL BOARD BRINGS WIND’S CARRYING VALUE INTO LINE WITH MARKET VALUE FOLLOWING THE WEATHER INVESTMENTS BID AND ADJUSTS FINANCIAL STATEMENTS FOR 2004

AGENDA FOR SHAREHOLDERS’ MEETING SUPPLEMENTED: MORE ROOM FOR MINORITY DIRECTORS

Rome, April 12, 2005 – In view of the binding offer received from Weather Investments and the mandate given to the CEO Paolo Scaroni to dispose of the controlling stake in Wind, the Enel Board of Directors, meeting today under the chairmanship of Piero Gnudi, resolved that it was necessary to align the carrying value of Wind with the market value implied in the Weather Investments bid.

Following the adjustment, the main effects on the consolidated financial statements for 2004 are a decrease in net income from €3,419 million to €2,706 million and a reduction in shareholders’ equity from €21,691 million to €20,978 million.

For the draft 2004 financial statements of the Parent company, the main effects of the change are a shift in the amount of equity income/expense from net equity income of €53 million to net equity expense of €1,063 million, a decrease in net income from €7,985 million to €7,272 million and a decline in shareholders’ equity from €16,014 million to €15,301 million.

Attached are the reclassified income statement, balance sheet and cash flow statement of the Enel Group and the same statutory statements of Enel S.p.A. restated to reflect the changes resolved by the Board of Directors to the financial statements for 2004. These tables have been submitted to the Board of Statutory Auditors and the external Auditor for their evaluation.

* * *

The Board also resolved to supplement the agenda of the Shareholders’ Meeting already called for May 25 and 26, 2005 (on first and second call respectively) with a proposed amendment to the bylaws increasing the percentage of Directors elected by minority shareholders in order to ensure more balance representation of all shareholders on the Board of Directors. Under the proposed modification, which has also been formulated with a view to the election of a new Board at the same Meeting, the majority shareholders will be entitled to elect 7/10 of the Directors, rather than the 4/5 currently envisaged in the bylaws. Similar ratios have been adopted for some time by comparable companies.

The proposal was developed within the framework of Enel’s constant effort to improve its corporate governance system and in the light of the announced placement of a further tranche of Enel share capital, which will increase the size of Enel shares traded on the market. The success of the global offering completed in October last year (Enel 3) has already produced a significant increase in Enel’s float. Enel has one of Europe’s largest shareholder bases (2.1 million shareholders), and a significant proportion of its capital is held by Italian and international institutional investors, including 47 ethical funds.

* * *

The Shareholders’ Meeting will also be asked to authorise the Board of Directors to increase the share capital by a maximum of €28,757,000 in connection with the 2005 stock option plan for Enel Group executives approved by the Board at its meeting of March 30, 2005.

Consolidated Income Statement

In millions of euro		(%)		(%)		(%)
	2004		2003		2004-2003

Revenues:
- Electricity sales and Electricity Equalization Fund contributions	25,181	69.0	20,013	63.9	5,168	25.8
- Telecommunication services	4,168	11.4	3,959	12.6	209	5.3
- Gas sold to end-users	1,374	3.8	1,254	4.0	120	9.6
- Other services, sales and revenues	5,766	15.8	6,091	19.5	(325)	-5.3
Total revenues	36,489	100.0	31,317	100.0	5,172	16.5

Operating costs:
- Personnel	3,315	9.1	3,440	11.0	(125)	-3.6
- Fuel consumed for thermal generation	3,598	9.8	4,101	13.1	(503)	-12.3
- Electricity purchased	10,465	28.7	4,620	14.7	5,845	126.5
- Interconnection and roaming	1,346	3.7	1,381	4.4	(35)	-2.5
- Services, leases and rentals	3,990	10.9	3,843	12.3	147	3.8
- Fuel for trading and gas for resale to end-users	1,817	5.0	2,378	7.6	(561)	-23.6
- Materials	1,255	3.4	1,733	5.5	(478)	-27.6
- Other costs	716	2.0	924	3.0	(208)	-22.5
- Capitalized expenses	(1,023)	-2.8	(944)	-3.0	(79)	-8.4
Total operating costs	25,479	69.8	21,476	68.6	4,003	18.6

GROSS OPERATING MARGIN	11,010	30.2	9,841	31.4	1,169	11.9

Depreciation, amortization and accruals:
- Depreciation and amortization	4,173	11.5	4,516	14.4	(343)	-7.6
- Accruals and write-downs	512	1.4	593	1.9	(81)	-13.7
Total depreciation, amortization and accruals	4,685	12.9	5,109	16.3	(424)	-8.3

OPERATING INCOME	6,325	17.3	4,732	15.1	1,593	33.7

- Net financial income (expense)	(1,103)	-3.0	(1,130)	-3.6	27	2.4
- Equity income (expense)	(39)	-0.1	(73)	-0.2	34	46.6

INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	5,183	14.2	3,529	11.3	1,654	46.9

- Extraordinary items	(818)	-2.2	(136)	-0.5	(682)	—

INCOME BEFORE TAXES	4,365	12.0	3,393	10.8	972	28.6

- Income taxes	1,533	4.2	966	3.1	567	58.7

INCOME BEFORE MINORITY INTERESTS	2,832	7.8	2,427	7.7	405	16.7

- Minority interests	(126)	-0.4	82	0.3	(208)	—

GROUP NET INCOME	2,706	7.4	2,509	8.0	197	7.9

Enel Group — Statement of Cash Flows

In millions of euro	2004	2003	2004-2003

CASH FLOW FROM OPERATIONS
Net income (including minority interests)	2,832	2,427	405
Depreciation and amortization	4,173	4,516	(343)
Write-down of fixed assets	1,242	308	934
Net change in provisions (including termination indemnities)	(103)	167	(270)
Capital gain/losses and extraordinary items	(873)	(528)	(345)
Financial income	(370)	(425)	55
Financial expense	1,473	1,555	(82)
Income taxes	1,533	966	567
Cash generated by operations before changes in net current assets	9,907	8,986	921

(Increase)/Decrease:
Inventories	(39)	(1,028)	989
Receivables	(1,091)	378	(1,469)
Net position with Electricity Equalization Fund	(1,241)	24	(1,265)
Accruals and prepayments	96	(19)	115
Payables	541	275	266

Cash generated by operations	8,173	8,616	(443)

Interest and other financial income received	359	425	(66)
Interest and other financial expense paid	(1,445)	(1,511)	66
Income taxes paid	(1,695)	(357)	(1,338)

Cash generated by current operating activities	5,392	7,173	(1,781)

CASH FLOW FROM INVESTMENTS
Investments in intangible assets	(316)	(346)	30
Investments in tangible assets	(3,518)	(3,623)	105
Investments in consolidated subsidiaries (net of cash owned by acquired companies)	(135)	(1,601)	1,466
Investments in unconsolidated subsidiaries and associates	(57)	(37)	(20)
Disposal of consolidated subsidiaries and business units	1,950	654	1,296
Disposal of tangible and financial assets	108	230	(122)
Other changes in fixed assets	70	28	42

Cash generated by (employed in) investing activities	(1,898)	(4,695)	2,797

CASH FLOW FROM FINANCING ACTIVITIES
Change in financial debt	1,002	13	989
Dividends and interim dividend paid	(4,256)	(2,183)	(2,073)
Increase in capital stock and reserves due to exercise of stock options	241	—	241
Capital increases contributed by third parties	10	109	(99)

Cash employed in financing activities	(3,003)	(2,061)	(942)

Payment of tax on freeing-up of reserves, revaluation of assets and tax amnesty charges	(579)	(365)	(214)

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	(88)	52	(140)

BEGINNING CASH BALANCE	452	400	52

ENDING CASH BALANCE	364	452	(88)

Consolidated Balance Sheet

In millions of euro
	at Dec. 31, 2004	at Dec. 31, 2003	2004-2003

Net fixed assets:
- Tangible and intangible	47,993	50,731	(2,738)
- Financial	447	531	(84)
Total	48,440	51,262	(2,822)

Net current assets:
- Trade receivables	7,818	6,991	827
- Inventories	4,214	4,211	3
- Other assets and net receivables from Electricity Equalization Fund	2,285	986	1,299
- Net tax receivables (payables)	532	(780)	1,312
- Trade payables	(6,718)	(5,835)	(883)
- Other liabilities	(7,609)	(7,627)	18
Total	522	(2,054)	2,576

Gross capital employed	48,962	49,208	(246)

Provisions:
- Employee termination indemnity	(1,095)	(1,298)	203
- Retirement benefits	(471)	(462)	(9)
- Net deferred taxes	(544)	(476)	(68)
- Other provisions	(1,578)	(1,483)	(95)
Total	(3,688)	(3,719)	31

Net capital employed	45,274	45,489	(215)

Group Shareholders’ Equity	19,847	21,124	(1,277)
Minority interests	1,131	191	940
Total Shareholders’ Equity	20,978	21,315	(337)

Net financial debt	24,296	24,174	122

TOTAL	45,274	45,489	(215)

Enel S.p.A.
Income Statement

In Millions of euro
	2004	2003	2004-2003

Revenues:
- Sales of Electricity:	767	865	(98)
- to third parties (Single Buyer)	596	—	596
- to Group companies	171	865	(694)
- Other revenues from Group companies	253	236	17
- Other revenues	594	42	552
Total revenues	1,614	1,143	471

Operating costs:
- Personnel	86	65	21
- Electricity purchased	577	608	(31)
- Services, leases and rentals	179	141	38
- Other costs	45	69	(24)
Total operating costs	887	883	4

GROSS OPERATING MARGIN	727	260	467

Depreciation, amortization and accruals	76	33	43

OPERATING INCOME	651	227	424

- Equity income (expense)	(1,063)	441	(1,504))
- Net financial income (expense)	(262)	(225)	(37)
- Extraordinary items	7,696 (1)	432	7,264

INCOME BEFORE TAXES	7,022	875	6,147

Income taxes	(250)	268	(518)

NET INCOME	7,272 (1)	607	6,665

(1)	Extraordinary items and Net income include euro 2,241 million related to the effects of the reversal of tax-related entries connected primarily to the write-down of equity investments, in application of new company and tax regulations.

Enel S.p.A.
Statement of Cash Flows

In Millions of euro
	2004	2003	2004-2003

CASH FLOW FROM OPERATIONS
Net income	7,272	607	6,665
Depreciation and amortization	5	4	1
Write-downs of equity investments	2,946	1,290	1,656
Net capital gains on the sale of equity investments	(5,494)	(448)	(5,046)
Net change in provisions (including termination indemnities)	(294)	(18)	(276)
Effects of reversal of tax-related entries	(2,241)	—	(2,241)

Cash generated by operations before changes in net current assets	2,194	1,435	759

(Increase)/Decrease:
Net receivables from subsidiaries	508	(142)	650
Net tax receivables	(79)	299	(378)
Other assets and liabilities	(413)	(220)	(193)
Cash generated by current operating activities	2,210	1,372	838

CASH FLOW FROM INVESTMENTS
(Investments) / Sale of equity investments	7,430	(373)	7,803
Change of other assets	(8)	4	(12)
Cash generated by (employed in) investing activities	7,422	(369)	7,791

CASH FLOW FROM FINANCING ACTIVITIES
Change in net financial debt with third parties:
- medium and long-term	(210)	403	(613)
- short-term	(433)	(2,603)	2,170
Change in net financial debt with Group companies	(5,134)	3,456	(8,590)
Dividend paid and interim dividend paid	(4,209)	(2,183)	(2,026)

Increases in capital stock and reserves due to exercise of stock options	241	—	241
Cash employed in financing activities	(9,745)	(927)	(8,818)

CASH FLOW GENERATED (EMPLOYED) IN THE YEAR	(113)	76	(189)
BEGINNING CASH BALANCE	133	57	76

ENDING CASH BALANCE	20	133	(113)

Enel S.p.A.
Balance Sheet

In Millions of euro
	at Dec. 31,2004	at Dec. 31,2003	Change
			Effects of tax-related
			entries	Current
Net fixed assets:
- Tangible and intangible	33	22	3	8
- Financial	16,074	17,778	2,643	(4,347)
Total	16,107	17,800	2,646	(4,339)

Net current assets:
- Trade receivables	158	6	—	152
- Other assets and net receivables from Electricity Equalization Fund	1,435	1,085	—	350
- Net receivables from subsidiaries and associates	(91)	417	—	(508)
- Net tax receivables	407	328	—	79
- Trade payables	(327)	(290)	—	(37)
- Other liabilities	(327)	(275)	—	(52)
Total	1,255	1,271	—	(16)

Gross capital employed	17,362	19,071	2,646	(4,355)

Provisions	(779)	(128)	(405)	(246)

Net capital employed	16,583	18,943	2,241	(4,601)

Shareholders’ Equity	15,301	11,997	2,241	1,063
Net financial debt	1,282	6,946	—	(5,664)

Total	16,583	18,943	2,241	(4,601)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli
Title:	Secretary of Enel Società per Azioni

Dated: April 12, 2005